EXHIBIT (1)

Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

EATON VANCE MUNICIPAL BOND FUND ANNOUNCES

FIRM AND CONDITIONAL TENDER OFFERS

BOSTON, MA, March 27, 2019 — Eaton Vance Municipal Bond Fund (NYSE American: EIM) (the “Fund”) today announced that its Board of Trustees (the “Board”) has authorized a cash tender offer for up to 10% of its outstanding common shares at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange (NYSE) on the date the tender offer expires (the “Firm Tender Offer”). The Firm Tender Offer is expected to begin on or about April 18, 2019 and expires at 5:00 PM Eastern Time on or about May 17, 2019, unless extended. The pricing date is also expected to be May 17, 2019, unless the Firm Tender Offer is extended.

The Board also authorized the Fund to conduct two conditional cash tender offers to follow the Firm Tender Offer, provided certain conditions are met. Specifically, as soon as reasonably practicable after the Firm Tender Offer closes, the Fund will announce via press release the commencement of a 120-day period. If, during such period, the Fund’s common shares trade at an average discount to NAV of more than 6% (“First Trigger Event”), the Fund will conduct an additional tender offer (the “Initial Conditional Tender Offer”) beginning within 30 days of the end of the month in which the First Trigger Event occurs. The Initial Conditional Tender Offer will be for up to 5% of the Fund’s then-outstanding common shares at 98% of NAV per share as of the close of regular trading on the NYSE on the date the tender offer expires.

If the Initial Conditional Tender Offer occurs, the Fund will announce via press release the commencement of a second 120-day period. If, during such period, the Fund’s common shares trade at an average discount to NAV of more than 6% (“Second Trigger Event”), the Fund will conduct an additional tender offer (the “Second Conditional Tender Offer” and, collectively with the Firm Tender Offer and the Initial Conditional Tender Offer, the “Tender Offers”) beginning within 30 days of the end of the month in which the Second Trigger Event occurs. The Second Conditional Tender Offer will be for up to 5% of the Fund’s then-outstanding common shares at 98% of NAV per share as of the close of regular trading on the NYSE on the date the tender offer expires. The Second Conditional Tender Offer will not commence and the Fund will not announce a second 120-day period unless the Initial Conditional Tender Offer occurs.

Additional terms and conditions of each Tender Offer will be set forth in the Fund's offering materials and additional press releases, as applicable. If the number of shares tendered in a Tender Offer exceeds the maximum amount of the Tender Offer, the Fund will purchase shares from tendering shareholders on a pro rata basis (disregarding fractional shares). Accordingly, there is no assurance that the Fund will purchase all of a shareholder's tendered common shares in any or all of the Tender Offer(s). The Fund may determine not to accept shares tendered in a Tender Offer under various circumstances, as will be set forth in the offering materials.

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About Eaton Vance Corp.

The Fund is managed by EVM, a subsidiary of Eaton Vance Corp. Eaton Vance Corp. (NYSE: EV) provides advanced investment strategies and wealth management solutions to forward-thinking investors around the world. Through principal investment affiliates Eaton Vance, Parametric, Atlanta Capital, Hexavest and Calvert, the Company offers a diversity of investment approaches, encompassing bottom-up and top-down fundamental active management, responsible investing, systematic investing and customized implementation of client-specified portfolio exposures. As of January 31, 2019, Eaton Vance had consolidated assets under management of $444.7 billion. For more information, visit eatonvance.com.

About the Fund

Except pursuant to a tender offer, common shares of the Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Fund) often trade at a discount from their net asset value. The market price of a closed-end fund’s shares may vary from net asset value based on factors affecting the supply and demand for shares, such as fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of a fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. The Fund is not a complete investment program and you may lose money investing in the Fund. An investment in the Fund may not be appropriate for all investors. Before investing, prospective investors should consider carefully the Fund’s investment objective, risks, charges and expenses.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund has not commenced the Firm Tender Offer described in this release, and the Conditional Tender Offer(s) will not be completed unless the prescribed conditions are met. The Tender Offer(s) will be made only by an offer to purchase, a related letter of transmittal and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. For each Tender Offer, the Fund will also make available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they would contain important information about the relevant Tender Offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Fund. Additional information about the Fund, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.